EQUIPOLYMERS	EXHIBIT 99
For editorial information:	
Birgit Ernst Dow Italia SpA Tel. (++39) 02 4822 4237 e-mail:bkernst@dow.com **OR** Kulwant Steiger Dow Europe GmbH Tel: (++41) 1 728 2488 e-mail:ksteiger@dow.com	Maha Hussain Petrochemical Industries Company (PIC) + 965 3211132 e-mail:Maha_Hussain@pic.com.kw **OR** Mohammad Al-Hasawi + 965 3263011 email:Mohammad_Alhasawi@pic.com.kw

Equipolymers Begins Operations

Zurich, Switzerland - July 1, 2004: Equipolymers, a 50/50 global joint venture between Petrochemical Industries Company (PIC) of Kuwait, a wholly owned subsidiary of Kuwait Petroleum Corporation and The Dow Chemical Company has received full regulatory approval and has commenced formal operations in the manufacture and marketing of polyethylene terephthalate resins (PET) and the manufacture of purified terephthalic acid (PTA), as a new entity.

Equipolymers will serve customers globally and will be headquartered in Zurich, Switzerland. Production facilities include PET and PTA plants in Ottana, Italy, and a PET plant in Schkopau, Germany, as well as a second PET plant in Schkopau, which is expected to start-up by the end of 2004. After the start of the new PET plant in Schkopau, the JV will have PET capacity of approximately 434,000 metric tons.

PET is a high quality plastic for use in the packaging industry and in particular for the production of beverage, food and other liquid containers. PTA is a key raw material for the production of PET.

"Our objective is to position Equipolymers as the preferred partner for brand-owners and other key-value chain players in the PET market, whilst demonstrating innovation-driven leadership" says Flavio Terruzzi, CEO of Equipolymers." Full commitment to both our customers and the PET industry remains our key priority".

PIC is one of six specialized subsidiaries of the state-owned Kuwait Petroleum Corporation (KPC). PIC represents the petrochemical arm of KPC and produces fertilizer and petrochemicals. PIC has invested in the modernization of its fertilizer complex in Kuwait and expects to reach one million ton per annum of granular urea production. PIC also runs a 100,000 ton per annum polypropylene plant through an arrangement with EQUATE.

Currently, PIC is executing an Aromatics project for the production of paraxylene and benzene in Kuwait. PIC is committed to carrying out its operations in accordance with best industry practice and to ensuring that its facilities comply with highest safety and environmental standards.

Dow is a leader in science and technology, providing innovative chemical, plastic and agricultural products and services to many essential consumer markets. With annual sales of $33 billion, Dow serves customers in more than 180 countries and a wide range of markets that are vital to human progress, including food, transportation, health and medicine, personal and home care, and building and construction, among others. Committed to the principles of sustainable development, Dow and its approximately 46,000 employees seek to balance economic, environmental and social responsibilities. References to "Dow" or the "Company" mean The Dow Chemical Company and its consolidated subsidiaries unless otherwise expressly noted.